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SEC 1746 (2-98)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                     UNITED STATES                         OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION       OMB NUMBER: 3235-0145
                 Washington, D.C. 20549             EXPIRES: October 31, 2002
                                                    ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE...14.9
                     SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                              GRADCO SYSTEMS, INC.
                               -----------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
                               -----------------
                         (TITLE OF CLASS OF SECURITIES)

                                  609524-10-3
                         ------------------------------
                                 (CUSIP NUMBER)

           MITCHELL PARTNERS, L.P., A CALIFORNIA LIMITED PARTNERSHIP,
                     C/O JAMES E. MITCHELL GENERAL PARTNER,
              650 TOWN CENTER DR., 6TH FLOOR, COSTA MESA, CA 92626
                              (TEL: 714-432-5300)
                         ------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 13, 2000
                         ------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 5
Schedule 13D

CUSIP No. 609524-10-3

-----------------------------------------------------------------------------------------------------------------
         1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only),
                 Mitchell Partners, L.P., a California limited partnership and James E. Mitchell

         2.  Check the Appropriate Box if a Member of a Group (See instructions)
             (a)  X -- James E. Mitchell is the sole general partner of Mitchell Partners, a California limited partnership with sole control over all matters relating to investment and voting control
             (b)

         3.  SFC Use Only
                          -------------------------------------------------------------

         4.  Source of Funds (See Instructions)   Mitchell Partners -- WC and James E. Mitchell -- PF

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) None

         6.  Citizenship or Place of Organization   Mitchell Partners -- CA, and James E. Mitchell -- CA

Number of     7.  Sole Voting Power   James E. Mitchell has sole voting power as to all shares.
Shares                                (Mitchell Partners -- 387,277 shares and James E. Mitchell -- 2,000 shares)
Beneficially
Owned by      8.  Shared Voting Power   Not applicable
Each
Reporting     9.  Sole Dispositive Power   James E. Mitchell has sole dispositive power as to all shares.
Person            (Mitchell Partners -- 387,277 shares and James E. Mitchell -- 2,000 shares)
With
             10.  Shared Dispositive Power   Not applicable

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person   Mitchell Partners -- 387,277 shares
             (5.452% of 7,102,948 outstanding and James E. Mitchell -- 2,000 shares (0.028% of 7,102,948 shares outstanding)

        12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
             not applicable

        13.  Percent of Class Represented by Amount in Row (11)   Mitchell Partners -- 5.452%
             And James E. Mitchell -- 0.028% See footnote at bottom of page.

        14.  Type of Reporting Person (See Instructions)
             Mitchell Partners -- PN (Limited Partnership)
             James E. Mitchell -- IN (Individual)

Note: The percent of ownership has been calculated based upon the 10Q Quarterly
      Report (September 30, 2000)

CUSIP No. 609524-10-3                                                Page 3 of 6


ITEM 1. SECURITY AND ISSUER.

The securities that are the subject of this statement consist of common stock (no par value) of Gradco Systems, Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                Gradco Systems, Inc.
                3753 Howard Hughes Parkway, Suite 200
                Las Vegas, Nevada 89109
                Attention: Corporate Secretary

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed on behalf of Mitchell Partners, L.P., a California limited partnership, and James E. Mitchell.

        (b) The business address of Mitchell Partners, L.P. and James E. Mitchell is:

                James E. Mitchell
                Mitchell Partners, L.P.
                650 Town Center Drive, Sixth Floor
                Costa Mesa, California 92626

        (c) (1) The principal business of Mitchell Partners, L.P. is in securities investment. Mitchell Partners, L.P. is not an operating company, and it has no subsidiaries.

                (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners, L.P.

        (d) Neither Mitchell Partners, L.P. nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither Mitchell Partners, L.P. nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) (1) Mitchell Partners, L.P. is a California limited partnership with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners, L.P.

CUSIP No. 609524-10-3                                                Page 4 of 6

            (2) James E. Mitchell is a United States citizen and a resident of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Mitchell Partners, L.P. used general working capital funds to acquire the 387,277 shares of common stock of the Issuer.

        (b) Personal funds of James E. Mitchell have been used to acquire his current holdings of 2,000 shares of common stock of the Issuer in a transaction dated November 10, 2000.

        (c) Neither Mitchell Partners, L.P. nor James E. Mitchell has used borrowed funds the acquire the subject securities.

        (d) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, L.P. and James E. Mitchell personally through registered broker-dealers. The most recent purchase by Mitchell Partners, L.P. on November 2, 2000 was for 1,100 shares at a price of $1.50 per share and by James E. Mitchell on November 10, 2000 was for 2,000 shares at a price of $1.375 per share.

ITEM 4. PURPOSE OF TRANSACTION.

        All transactions for the purchase or sale of the common stock of the Issuer by both Mitchell Partners, L.P. and James E. Mitchell were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Neither Mitchell Partners, L.P. nor James E. Mitchell has any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Both Mitchell Partners, L.P. and James E. Mitchell intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

CUSIP No. 609524-10-3                                                Page 5 of 6

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) (1) Mitchell Partners, L.P. owns 387,277 shares of common stock of the Issuer, which equals approximately 5.452% of the total 7,102,948 outstanding shares of common stock of the Issuer.

               (2) James E. Mitchell owns 2,000 shares of common stock of the Issuer, which equals approximately 0.028% of the total 7,102,948 outstanding shares of common stock of the Issuer.

          (b) With respect to all shares of common stock of the Issuer held by either Mitchell Partners, L.P. or James E. Mitchell, James E. Mitchell, has the sole power to vote and the sole power to dispose.

          (c) (1) During the prior sixty day period, Mitchell Partners, L.P. acquired the following shares of common stock of the Issuer at the following prices per share in purchase transactions conducted in the ordinary course of business through a registered broker-dealer:

  DATE              NO. OF UNITS             PRICE PER SHARE
--------            ------------             ---------------
11/02/00               1,100                     $1.5000
10/31/00               2,600                     $1.5000
10/31/00               2,400                     $1.5000
10/26/00               1,400                     $1.5000
10/24/00               1,000                     $1.5000
10/24/00               4,000                     $1.5000
10/24/00               1,000                     $1.5000
10/23/00               5,000                     $1.5000
10/16/00               2,000                     $1.5000
10/16/00               2,000                     $1.4375
10/16/00               1,000                     $1.4375
10/12/00               3,800                     $1.3125
10/13/00               1,000                     $1.3125
10/06/00               3,500                     $1.4750
10/06/00                 500                     $1.4750
10/09/00                 200                     $1.3125
10/02/00               1,000                     $1.3125
09/25/00               5,000                     $1.5000

               (2) During the prior sixty day period, James E. Mitchell acquired the following shares of common stock of the Issuer at the following prices per share in purchase transactions conducted in the ordinary course of business through a registered broker-dealer:

CUSIP No. 609524-10-3                                                Page 6 of 6

     DATE                     NO. OF UNITS                PRICE PER SHARE

   11/10/00                      2,000                        $1,375

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners, L.P. and James E. Mitchell, respectively.

     (e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 17, 2000             Mitchell Partners, L.P., a California
                                     limited partnership

                                     By: /s/ JAMES E. MITCHELL
                                        ----------------------------------------
                                        James E. Mitchell, Sole General Partner


Dated: November 17, 2000             James E. Mitchell, Personally

                                     By: /s/ JAMES E. MITCHELL
                                        ----------------------------------------
                                        James E. Mitchell, Personally